United Liberty Business Services, Inc.
                          6126 Falkirk Court
                       League City, Texas  77573
              Telephone:  281.554.9560 -- Fax:  281.554.9561


June 27, 2008

VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

RE:  Form SB-2
     Request for Withdrawal of Registration Statement
     Filed on January 24, 2008
     Commission File No  333-148842

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), United Liberty Business Services, Inc., a Nevada corporation ("the Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-148842, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the
U. S. Securities and Exchange Commission on January 24, 2008.

The registration statement has not been declared effective. No sales of the Company's common stock have been, or will be made pursuant to the registration statement. This request for withdrawal is being filed because the Company's Registration Statement is deficient in its compliance with the applicable disclosure requirements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact Thomas C. Cook, Esq., legal counsel to the Registrant, at (702) 221-1925. Thank you for your attention to this matter.

Respectfully yours,

United Liberty Business Services, Inc.

By:   /s/ David D. Selmon
---------------------------------
          David D. Selmon
          President